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EXHIBIT 12

Federal Home Loan Bank of Boston
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	For the Year Ended December 31,
	2009	2008	2007	2006	2005
Earnings
(Loss) income before assessments	$(186,751)	$(115,826)	$269,974	$266,587	$177,187
Fixed charges	837,565	2,388,774	3,054,628	2,664,852	1,608,814

Income before assessments and fixed charges	650,814	2,272,948	3,324,602	2,931,439	1,786,001

Fixed Charges
Interest expense	836,262	2,387,497	3,053,401	2,663,585	1,607,602
1/3 of net rent expense(1)	1,303	1,277	1,227	1,267	1,212

Total fixed charges	$837,565	$2,388,774	$3,054,628	$2,664,852	$1,608,814

Ratio of earnings to fixed charges	0.78	0.95	1.09	1.10	1.11

(1)
Represents an estimated interest factor.

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  EXHIBIT 12
Federal Home Loan Bank of Boston Computation of Ratio of Earnings to Fixed Charges (dollars in thousands)